To the Board of Directors of American Resources Corporation:

As a former board member myself, and a continuing large shareholder, I couldn't be more excited about the recent progress that has occurred at the subsidiaries of the company over the past several months. As a member of the former strategic advisory committee of the board, I firmly believe that the company will generate more value to shareholders in a scenario where the subsidiaries are independent as separate companies, which will, in turn, position these companies for strength to progress in their own operations.

With that said, while I'm confident the board of America Resources Corporation is enacting the plans of the strategic advisory committee, I believe they should continue to do everything in its power to execute on the vision of:

1) Spinning off ReElement Technologies Corporation into its own company (either as a publicly traded company day one, or with a goal of being publicly traded within a reasonable time period).

2) Spinning off American Carbon Corporation into its own company (again, either as a publicly traded company day one, or with a goal to become publicly traded within a reasonable time period) providing a platform of growth in the mining assets, such as iron ore, titanium and the metallurgical carbon industries.

3) Dividend out the shares of Novusterra Inc. held by American Resources Corporations the minute the SEC approves the recently filed Form S-1 for it to be a publicly traded company on the NASDAQ, NYSE or on the OTC QB.

4) With respect to the final subsidiary of American Resources Corp., American Metals LLC, I believe this company has substantial value to the shareholders that is not recognized and should remain inside American Resources to continue to develop and progress the operations, and then spun out itself when the time is right for this business.

These steps will go to enable American Resources Corporation to:

(1) Further its corporate goal of become a premier investor in critical minerals, national security industries, and of battery and magnet industries after the spin-off of these divisions.

(2) Help unlock the substantial value the subsidiaries have for shareholders, vis-à-vis the current value of the parent company.

Furthermore, I propose the attached investment term sheet that I would like the board to consider as part of the ReElement Technologies spin out. While we all, myself included, believe ReElement has substantial growth in its future, I believe this valuation is a fair value to enable the spin out to happen expeditiously and enable the business to continue its growth trajectory with the hope that the next financing will be at a substantial premium to this offering. My funds are willing to participate up to $2.0 million of this round and I ask that management join me with a commitment of a minimum of $1,000,000.

We hope that this proposal is viewed favorable by the board of directors of American Resources Corporation.

I request an answer on this proposal by Thursday, March 7th.

Sincerely,

DocuSigned by:
Michael G Layman
A8BCFB705EFA4B9...
Michael Layman